Exhibit 3.2
FIRST AMENDMENT
to

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
RULES-BASED MEDICINE, INC.
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)
          Rules-Based Medicine, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),
     DOES HEREBY CERTIFY:
          1. That the name of this corporation is Rules-Based Medicine, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 31, 2002 under the name RBM Acquisition, Inc.
          2. That this corporation amended and restated the Certificate of Incorporation of this corporation by the filing of a certain Amended and Restated Certificate of Incorporation of Rules-Based Medicine, Inc. (the “Certificate of Incorporation”) in the office of the State of Delaware Secretary of State Division of Corporations on October 12, 2007.
          3. That the Board of Directors duly adopted resolutions proposing to amend the Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:
     RESOLVED, that Section 4.4.1 of the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:
               4.4.1 Definitions.
                    (a) For purposes hereof, the “Preferred Target Ownership Percentage” shall mean (i) 48% if the Adjusted 2007-2011 Cumulative Pre-Tax Income is less than $35.3 million, (ii) 45.4% if the Adjusted 2007-2011 Cumulative Pre-Tax Income is equal or greater than $35,3 million, but less than $42.4 million, (iii) 42.8% if the Adjusted 2007-2011 Cumulative Pre-Tax Income is equal or greater than $42.4 million, but less than $49.4 million, (iv) 40,2% if the Adjusted 2007-2011 Cumulative Pre-Tax Income is equal or greater than $49.4 million, but less than $56.5 million, (v) 37.7% if the Adjusted 2007-2011 Cumulative Pre-Tax Income is equal or greater than $56.5 million, but less than $63.5 million, (vi) 35.1% if the Adjusted 2007-2011 Cumulative Pre-Tax Income is equal or greater than $63.5 million, but less than $70.6 million, or (vii) 32.5% if the Adjusted 2007-2011 Cumulative Pre-Tax Income is equal or greater than $70.6 million.
                    (b) For purposes hereof, the “Adjusted Preferred Target Ownership Percentage” shall mean the product obtained by multiplying (i) the Preferred Target Ownership Percentage in Subsection 4.4.l(a) above, by (ii) a fraction, the numerator of which is the Adjusted Preferred Ownership Percentage referenced in Subsection 2.1.7 and the denominator of which is 48%.
                    (c) For purposes hereof, the “Adjusted 2007-2011 Cumulative Pre-Tax Income” shall equal the product of (i) the aggregate Pre-Tax Income of the Corporation for the period commencing January 1, 2007 and ending December 31, 2011 excluding any Equity Compensation Effects, minus the Fixed Assets Adjustment, plus the Cash Dividend Adjustment, minus the Sale of Revenue Assets Adjustment, plus the Write Down of Acquired Assets Adjustment, plus the 2007 Transaction Expense Adjustment, plus or minus (as the case may be) any Approved Equitable Adjustment, multiplied by (ii) one minus a fraction, the numerator of which is the number of shares of capital stock issued between October 13, 2007 and December 31, 2011 (including the number of shares of capital stock issuable upon exercise or conversion of outstanding Convertible Securities that are outstanding on December 31, 2011, but excluding up to 820,749 shares, proportionally adjusted for Stock Splits, issued to employees and bona fide service providers pursuant to compensatory plans or arrangements approved by the Board of Directors including the Series A-l Director, unless such shares are Diluting Shares), and the denominator of which is the total number of shares of capital stock outstanding on December 31, 2011 (including the number of shares of capital stock issuable upon exercise or conversion of outstanding Convertible Securities that are outstanding on December 31, 2011, but excluding up to 820,749 shares, proportionally adjusted for Stock Splits, issued to employees and bona fide service providers pursuant to compensatory plans or arrangements approved by the Board of Directors including the Series A-l Director, unless such shares are Diluting Shares); provided, however, that if any acquisition of a business or intellectual property asset is not reasonably expected by the Board of Directors (including the Series A-l Director) to first become revenue producing before December 31, 2011, then the Corporation shall make equitable adjustment to this Subsection 4.4.1 pursuant to Section 7 below.
                    (d) For purposes hereof, “GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.
                    (e) For purposes hereof, “Pre-Tax Income” shall mean pre-tax income determined in accordance with GAAP.
                    (f) For purposes hereof, “Fixed Assets Adjustment” shall mean the amount of Pre-Tax Income arising from the write-up of assets as required by GAAP in connection with the repurchase, redemption, or cancellation of any shares of capital stock of the Corporation.
                    (g) For purposes hereof, “Cash Dividend Adjustment” shall mean the sum for all Cash Dividends (excluding any dividends issues on the Series A-l Preferred Stock that are distributed pro-rata with respect to any dividends issued to the

Corporation’s Common Stock) of (i) the amount of each Cash Dividend, multiplied by (ii) the number of years between the date that such Cash Dividend was required to be paid and December 31, 2011, (with any partial years calculated as the ratio of actual days over 365), multiplied by (iii) four percent (4%) per annum.
                    (h) For purposes hereof, “Revenue Assets” shall mean and include tangible and intangible assets relating to (i) lab testing kits or services, (ii) assay development services, (iii) human co-culture products, and (iv) intellectual property described in, based on, or derived from (A) patents that were issued as of October 12, 2007 (including any future extensions thereof), (B) patents pending or draft applications that were in progress as of October 12, 2007 (including, upon issuance, any extensions thereof), and (C) clinical studies that were in progress as of October 12, 2007.
                    (i) For purposes hereof, “Sale of Revenue Assets” shall mean the non-ordinary course sale, lease or other disposition of Revenue Assets that has the effect of transferring the revenue benefit associated with such assets to a third party, including without limitation, the sale of a line of business, the sale of intellectual property, the exclusive license of intellectual property that is not limited by field of use or the sale of exclusive distribution rights.
                    (j) For purposes hereof, “Sale of Revenue Assets Adjustment” shall mean the sum for all Sales of Revenue Assets of (i) the amount of any one-time gain arising from each Sale of Revenue Assets (e.g., up-front licensing fees or other one-time gains), minus (ii) the product of (A) the amount of such one-time gain, multiplied by (B) the number of years between the date of the closing of such Sale of Revenue Assets and December 31, 2011, (with any partial years calculated as the ratio of actual days over 365), multiplied by (C) four percent (4%) per annum.
                    (k) For purposes hereof, “Write Down of Acquired Assets Adjustment” shall mean the sum of any write downs of assets, including, without limitation, rights and investments, required under GAAP as a consequence of the Corporation’s purchase or acquisition of assets (e.g., the writing down under GAAP of in-progress research and development costs following such an acquisition).
                    (l) For purposes hereof, “2007 Transaction Expense Adjustment” shall mean (i) all expenses related to the issuance of the Series A-l Preferred Stock, the redemption of the Series A Preferred Stock and all transactions associated therewith and (ii) up to $100,000 in legal fees and other litigation expenses incurred by the Corporation during 2007 with respect to any litigation pending against the Company as of the date hereof, but only to the extent that such fees and expenses in clauses (i) and (ii) reduce Pre-Tax Income.
                    (m) For purposes hereof, “Equity Compensation Effects” shall mean and include the effects of any equity compensation plans, grants, or arrangements on Pre-Tax Income.
                    (n) For purposes hereof, an “Approved Equitable Adjustment” shall mean an adjustment to be made in the calculation of Adjusted 2007-2011 Cumulative Pre-Tax Income approved in a written resolution referring to this Subsection 4.4.1 adopted by each of (i) a majority of the members of the Board of Directors of the Corporation, including the Series A-l Director, (ii) the holders of more than fifty percent (50%) of the then-outstanding shares of Series A-l Preferred Stock of the Corporation and (iii) the holders of more than fifty percent (50%) of the then-outstanding shares of Common Stock of the Corporation
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          4. That the foregoing amendment was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.
          5. That this First Amendment to Amended and Restated Certificate of Incorporation, which amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 of the General Corporation Law.
          6. That the provisions of the Certificate of Incorporation shall remain in full force and effect except as expressly amended and modified as set forth in this First Amendment.
          IN WITNESS WHEREOF, this First Amendment to Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of November, 2008.

By:	/s/ T. Craig Benson
T. Craig Benson, President and CEO